SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at December 21, 2006

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: December 21, 2006

Print the name and title of the signing officer under his signature.
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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.greatbasingold.com	TSX: GBG AMEX: GBN JSE: GB GOLD

GREAT BASIN GOLD EXPLORATION & DEVELOPMENT
PROGRAMS PROGRESSING AS PLANNED

December 21, 2006, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) ("Great Basin" or the "Company") announces an update on the progress of programs at the Hollister Development Block (HDB) Project at its Hollister gold-silver property on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Basin in South Africa.

To the end of November at the HDB Project in Nevada, all planned advances on the decline and the lateral drifting have been completed, and all planned diamond drill stations have been established. A total of 7,045 feet of underground development has been completed, including over 200 feet of drifting along the Gwenivere vein. In addition, approximately 73% of the 55,000-foot (15,250 meters) underground diamond drilling program, designed to define the mineral resources for the feasibility study, is completed. A total of 40,300 feet (12,280 meters) have been drilled in 112 drill holes.

Hecla Mining Company is earning a 50% interest in the HDB Project, a portion of the Hollister property, by funding and operating a two-stage exploration and development program designed to take the HDB Project through feasibility and potentially to commercial production. Scheduled completion of the feasibility study is in the second quarter of 2007.

Concurrently at the Burnstone project in South Africa, excavation of a planned 2,180-meter decline to access a bulk sample began at the end of August 2006 and has been advanced some 346 meters. Training programs for site personnel have been very successful, resulting in a consistent increase in the rate of advance for the decline. Surface infrastructure to support the mining activities has also been established, and a seamless transition from the bulk sampling program to mining operations is expected once a mining license has been received.

A program designed to upgrade the mineral resources in Area 1, which form the basis for production as described in the May 2006 Burnstone Feasibility Study, is also now about 90% complete. An additional 5,720 meters in five holes were drilled in 2006 for this purpose. Assay results have been received for six of the 15 holes, and a new estimate will be completed in the first quarter of 2007 once all results have been compiled.

Exploration drilling, designed to increase confidence in the mineral resources in Area 2, located south of Area 1 on the Burnstone property, is also approximately 90% complete. Ten holes, totalling 6,120 meters, were drilled. Results from this drilling program could result in an expanded and optimized mine plan for Burnstone.

Gernot Wober, P.Geo., a qualified person and Exploration Manager of Great Basin Gold Ltd., is monitoring the program on behalf of Great Basin and has reviewed this news release. For more information on Great Basin and its projects, please visit the Company's website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at
1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin ("the Company") expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, delay in the completion of the feasibility study, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.